COMMITTED CAPITAL ACQUISITION CORPORATION 411 W. 14th Street, 2nd Floor New York, New York 10014

December 19, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Dana Brown, Attorney Advisor

Re:	Committed Capital Acquisition Corporation

Amendment No. 3 to Form 8-K

Filed November 27, 2013

File No. 000-52651

Dear Mr. Brown:

Committed Capital Acquisition Corporation, a Delaware corporation (the “Company”), is transmitting for filing pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Amendment No. 4 to Current Report on Form 8-K (the “Form 8-K/A”), in response to the comments of the Staff of the Division of Corporation Finance (the “Staff ”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 11, 2013, regarding the Current Report on Form 8-K (File No. 000-52651) (the “Form 8-K”), filed by the Company on October 16, 2013, as amended by Amendment No. 1 to Form 8-K, filed by the Company on November 6, 2013, further amended by Amendment No. 2 to Form 8-K, filed by the Company on November 14, 2013 and further amended by Amendment No. 3 to Form 8-K, filed by the Company on November 27, 2013.

For convenience of reference, the Staff comment contained in your December 11, 2013 letter is reprinted below and is followed by the response of the Company.

Page references in the text of this response letter correspond to the page numbers of the Form 8-K/A filed on December 19, 2013. Capitalized terms used in this response letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Form 8-K.

Current Report on Form 8-K

General

1.	Comment: We note your response to our prior comment 1 and reissue in part. Please revise your prospectus to remove marketing language that is non-substantiable, such as your descriptive statement relating to “high-margin” on page 6.

Response: In response to the Staff’s comment, we have revised the Form 8-K/A to delete marketing language that is non-substantiable.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

December 19, 2013

Description of the Business of the One Group, page 6

Our Business Strengths, page 7

Capital Efficient Model Drives Returns, page 8

2.	Comment: With a view to revised disclosure please explain to us what you mean by “favorable terms” for development capital, including how they are favorable and favorable compared to what.

Response: In response to the Staff’s comment, we have deleted the phrase “on favorable terms” on page 8 of the Form 8-K/A. We believe the terms of such deals with landlords are good for us based on our experience. However, we cannot substantiate the terms that other landlords and restaurant businesses have negotiated, so we have deleted the referenced language from the Form 8-K/A.

3.	Comment: With a view to revised disclosure please tell us the basis for the statement regarding “positive returns.” We note for example that you have incurred net losses for the most recently completed fiscal year and interim stub.

Response: In response to the Staff’s comment, we have revised the disclosure on page 8 of the Form 8-K/A to describe that we have achieved positive returns for the restaurants that we own “and are still operating.” In that regard, although we have incurred net losses for the most recently completed year and nine-month interim period, we have generated income from continuing operations during such periods as our losses have related to our discontinued operations.

Our Growth Strategy, page 8

4.	Comment: Because of net losses during recent periods, please revise your disclosure on pages 8 and 33 relating to you “strong operating performance.”

Response: In response to the Staff’s comment, we have deleted the word “strong” on pages 8 and 33 of the Form 8-K/A and clarified that our belief in our potential growth is based on our “operating performance from our continuing operations.”

Risk Factors, page 13

Risks Related to Our Business, page 13

Fixed rental payments and/or minimum percentage rent payments, page 21

5.	Comment: Refer to the last bullet point which implies another bullet point is forthcoming. It appears you may have omitted the previous disclosure that stated “placing us at a disadvantage with respect to some of our competitors.” Please revise as appropriate.

Response: In response to the Staff’s comment, we have re-inserted the previous disclosure on page 21 of the Form 8-K/A which was inadvertently deleted due to a printer error.

December 19, 2013

Selected Consolidated Financial Data, page 30

6.	Comment: Please delete the unaudited designation from the interim columnar headings as all of the selected consolidated financial data are considered to be unaudited. Specifically, please note that, unless your auditor reports on selected financial data using the guidelines in AU 552, the information should not be labeled, described or implied as being audited. The unaudited designation should also be removed from the interim columnar headings in MD&A.

Response: In response to the Staff’s comment, we have deleted the “unaudited” designation from the interim column headings on pages 30, 31 and pages 35-38 of the Form 8-K/A.

7.	Comment: Refer to the balance sheet data. Please reconcile the amount of total assets at December 31, 2011 with that shown in the balance sheet at Exhibit 99.1. In addition, please reconcile the amount of total debt at September 30, 2013 and at December 31, 2011 with the amounts in the balance sheet at Exhibit 99.1. In this regard, we note your total debt computation for these periods differ from the total debt computation at December 31, 2012.

Response: In response to the Staff’s comment, we have revised the amount of total assets at December 31, 2011 on page 31 of the Form 8-K/A with the amount shown in the balance sheet included in Exhibit 99.1. In addition, we have revised the amount of total debt at December 31, 2011 on page 31 of the Form 8-K/A with the amounts in the balance sheet included in Exhibit 99.1.

Management’s Discussion and Analysis, page 32

Overview, page 32

8.	Comment: Refer to the second paragraph. Please revise the penultimate sentence regarding targeting food and beverage hospitality opportunities where you believe you can generate $8 million to $10 million of revenue to agree with the revised disclosure under Food & Beverage Hospitality Services Business on page 6 that now omits the revenue disclosure that was based on system-wide revenue. Refer to our prior comment 12.

Response: In response to the Staff’s comment, we have revised the penultimate sentence in the second paragraph on page 32 of the Form 8-K/A to make consistent with the same disclosure on page 6 of the Form 8-K/A.

Key Performance Indicators, page 33

9.	Comment: Please revise your computation of average check to exclude the use of system-wide revenue. Refer to our prior comment 12.

Response: In response to the Staff’s comment, we have revised the description of our computation of average check on page 33 of the Form 8-K/A to delete “system wide revenue” and replace it with “total restaurant sales.”

December 19, 2013

Key Financial Terms and Metrics, page 33

10.	Comment: Refer to the table of Net Income to EBITDA and Adjusted EBITDA on page 35. Please expand footnote (5) to disclose the reason that you add back certain expense items of your non-consolidated investee companies to arrive at Adjusted EBITDA, and disclose how you compute your share of these costs. Explain the necessity of this type of adjustment for a non-consolidated entity where you would only include your share of the equity investee’s income or loss.

Response: In response to the Staff’s comment, we have added disclosure to footnote (5) on page 35 of the Form 8-K/A to state that we add back these expense items of our non-consolidated investee companies in order to eliminate certain non-cash items and to properly reflect the underlying business performance and our portion of these items. We have also added disclosure that we calculate our effective share of these costs by taking the sum of depreciation, interest, taxes, deferred rent and pre-opening costs and multiplying it by the ownership percentage to get to our effective share of these costs. We believe that it is relevant to disclose this type of adjustment because it is more reflective of our operating cash flow, which we believe is a better indicator of the performance of our business.

Adjusted Net Income, page 35

11.	Comment: We note your response to prior comment 29. As both the calculations of EBITDA to Adjusted EBITDA and of Net (Loss) Income to Adjusted Net (Loss) Income include the same line item amounts for Loss from discontinued operations, it is still unclear why there are differences in the amount for the line item Discontinued operations adjustment. Please expand the applicable footnote to each table to disclose the quantitative calculation of the adjustment and explain the exclusion or inclusion of amounts that are being included in the reconciliation adjustment.

Response: In response to the Staff’s comment, we have expanded the applicable footnotes to each table on pages 35 and 36, respectively, to disclose the calculation of the discontinued operations adjustment and the exclusion or inclusion of certain amounts included in the adjustment.

For the purposes of calculating Adjusted Net (Loss) Income, only those units that were either closed, or a determination was made by us to close those units as of December 31st of the respective year, are included in Loss from Discontinued Operations, net of taxes, which we have added back to Net (Loss) Income in our calculation. However, if certain units were still in operation at the end of the year and no determination had been made to close such units as of the end of that year, then that portion of the Loss from Discontinued Operations attributable to such units should not be added back. Accordingly, the “discontinued operations adjustment” reflects the deduction of such portion of Net (Loss) Income attributable to those operations in order to be more truly reflective of our operating performance for all of our existing operations as of the end of the period.

To determine the same “discontinued operations adjustment” in the calculation of Adjusted EBITDA, we have added back the preopening expenses, deferred rent, interest expense, income taxes and depreciation attributable to the Net (Loss) Income for those same units that were still in operation at the end of the year and no determination had been made to close such units as of the end of such year.

December 19, 2013

Change in Auditor, page 72

12.	Comment: We note the inclusion of the Exhibit 16.3 letter from CohnReznick LLP in response to our prior comment 47. Please reconcile your disclosure that the commencement date of their engagement was July 26, 2010 with their disclosure in the Exhibit 16.3 letter that the commencement date was January 11, 2010. Also, please reconcile your disclosure that the dismissal date was July 25, 2013 with their disclosure in the Exhibit 16.3 letter that they are unable to comment regarding the termination date you disclosed. Upon reconciling these differences, please file an updated Exhibit 16.3 letter from CohnReznick LLP indicating whether or not they agree with your disclosures. In addition, the Exhibit 16.3 letter should be in regard to the most recent amendment number to the Form 8-K/A.

Response: In response to the Staff’s comment, we have revised our disclosure on page 72 of the Form 8-K/A to clarify that the commencement date of their engagement was January 11, 2010 and that The One Group informed CohnReznick on or around July 25, 2013 that it was dismissing them as the independent auditor of The One Group. We have filed an updated Exhibit 16.3 letter from CohnReznick LLP indicating that it agrees with our disclosures relating to CohnReznick included in the Form 8-K/A.

Exhibit 99.2 Pro Forma Financial Statements

13.	Comment: We note your response to prior comment 49. Please include your entire response in the ninth paragraph and disclose if and when the $750,000 in sign-on bonuses have been paid to the executive officers and several other employees. In this regard, an investor should understand that, of the $12,500,000 of cash disclosed, an aggregate of $750,000 was (or will be) paid as a sign-on bonus to certain officers and employees in connection with the Merger, and that the remaining $11,750,000 will be paid to the TOG members.

Response: In response to the Staff’s comment, we have included in the ninth paragraph of such section and in Note 1 to the Pro Forma Financial Statements that of such $12,500,000 in cash, an aggregate of $750,000 was paid on October 25, 2013 as sign on bonuses to certain executive officers and employees of The One Group LLC in connection with the Merger, and the remaining $11,750,000 will be paid to the TOG Members.

14.	Comment: Refer to Note 2. Please expand the narrative in adjustment (f) to disclose the per share price assigned to the 1,000,000 shares issued to Jonathan Segal and disclose whether or not these shares are included in the 12,631,400 shares issued in the Merger.

Response: In response to the Staff’s comment, we have revised the narrative in Note 2 to the Pro Forma Financial Statements in Exhibit 99.2 to disclose the $5.00 per share price assigned to the 1,000,000 shares issued to Mr. Segal and to clarify that such 1,000,000 shares were part of the 12,631,400 shares of Common Stock issued in the Merger.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

December 19, 2013

Thank you for your attention to the Company’s filing. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please do not hesitate to contact Jeffrey Schultz of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. at (212) 692-6732 or me at (646) 666-4501.

Very truly yours,

/s/ Sam Goldfinger
Sam Goldfinger

cc:	via E-mail
Jeffrey Schultz, Esq.
Sahir Surmeli, Esq.